SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

GENERAL CANNABIS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36930V100

(CUSIP Number)

Robert L. Frichtel

General Cannabis Corporation

6565 E. Evans Avenue
Denver, Colorado

(719) 590-1414

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 36930V100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Lawrence Frichtel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 2,646,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,646,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,646,000(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IA

(1) Includes options to purchase 1,965,000 shares of common stock.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in General Cannabis Corporation. (“General Cannabis” or the “Issuer”).  This amendment supplements the Schedule D as previously filed on September 2, 2014 and Amendment No. 1 thereto previously filed on February 14, 2017 (as amended, the “Schedule 13D”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 a. and c. is hereby amended and restated as follows:

The aggregate percentage of shares reportedly owned by each person named herein is based upon 27,692,910 shares of common stock outstanding, as of December 31, 2017.

a)

As of the date hereof, the Reporting Person beneficially owns 2,646,000 shares of the Issuer’s common stock, which represents 9.6% of the Issuer’s issued and outstanding common stock and includes options to purchase 1,965,000 shares of common stock.

c)

To the best of the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 2,646,000 shares of common stock of the Issuer reported in Item 5(a).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

/s/ Robert Lawrence Frichtel
Robert Lawrence Frichtel

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by the Reporting Person during the past sixty days